OMB APPROVAL

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                 SEC FILE NUMBER
                                    000-26233

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  [  ] Form 10-K    [  ] Form 20-F  [  ] Form 11-K  [X] Form 10-Q
              [  ] Form N-SAR

        For     Period Ended:   September 30, 2001

                Transition Report on Form 10-K [  ]
                Transition Report on Form 20-F [  ]
                Transition Report on Form 11-K [  ]
                Transition Report on Form 10-Q [  ]
                Transition Report on Form N-SAR

        For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:
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PART I - REGISTRANT INFROMATION

Techlabs, Inc.
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Full Name of Registrant

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Former Name (if Applicable)

2400 West Cypress Creek Road, Suite 100
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Address of Principal Executive Officer (Street and Number)

Fort Lauderdale, Florida  33309
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 x (a) The reasons described in reasonable detail in Part III of this form of this form could not be eliminated without unreasonable effort or expense;

 x (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fiftennth calendar day following the prescribed due date; or the subject quarterly report of transition , report Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

       The Form 10-QSB could not be filed within the prescribed time because of additional time required by Registrant's management to provide certain information to be included in such Form 10-QSB.

                           PART IV - OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification
        Thomas J. Taule                  (954)           229-7213
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        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been file? If answer is no, identify such report(s) [x] Yes [ ] No

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        (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                Tech Labs, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 14, 2001               By:/s/Thomas J. Taule
                                        Thomas J. Taule
                                        President and Chief Executive Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any duly authorized representative. The name and title of the person signing the form shall by typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION  Intentional  misstatements  or ommissions of fact constitute  Federal
                     Crimal Violation (see 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20519, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commisssion files.
        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which on which any class of securities of the registrant is registered.
        4. Amendments to this notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.